UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Rudin, Ellen S.
   3 Durham Drive
   Dix Hills, NY  11746
   USA
2. Issuer Name and Ticker or Trading Symbol
   Viatel, Inc.
   VYTL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   April 2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President, Global Real Estate Acquisition and Administration
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, $.01 par valu|04/04/|S   | |1,000             |D  |$42.9375   |24,666(1)          |D     |-                          |
e per share                |00    |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Time-based options (Ri|$9.00   |     |    | |           |   |(2)  |01/01|Common Stock|2,500  |       |2,500       |D  |-           |
ght to buy)           |        |     |    | |           |   |     |/07  |            |       |       |            |   |            |
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Time-based options (Ri|$5.00   |     |    | |           |   |(3)  |01/01|Common Stock|13,334 |       |13,334      |D  |-           |
ght to buy)           |        |     |    | |           |   |     |/08  |            |       |       |            |   |            |
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Time-based options (Ri|$5.50   |     |    | |           |   |(4)  |01/01|Common Stock|15,000 |       |15,000      |D  |-           |
ght to buy)           |        |     |    | |           |   |     |/08  |            |       |       |            |   |            |
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Time-based options (Ri|$22.875 |     |    | |           |   |(5)  |01/01|Common Stock|21,563 |       |21,563      |D  |-           |
ght to buy)           |        |     |    | |           |   |     |/09  |            |       |       |            |   |            |
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Time-based options (Ri|$49.313 |     |    | |           |   |(6)  |01/01|Common Stock|40,000 |       |40,000      |D  |-           |
ght to buy)           |        |     |    | |           |   |     |/10  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Includes 14,000 shares of restricted
stock.
(2)  All of these options are currently vested and
exercisable.
(3) Options to purchase shares vested and became exercisable as to 50% of these options on January 1, 2000, and the remainder will vest and become exercisable on January 1, 2001. All of these options will vest in the event of a Change in
Control.
(4) Options to purchase shares vested and became exercisable as to 33.34% of these options on January 1,
2000, and the remainder will vest and become exercisable as to 33.33% on each of January 1, 2001 and January
1, 2002.   All of these options will vest in the event of a Change in
Control.
(5) Options to purchase shares vested and became exercisable as to 33.34% of these options on January 1,
2000 and the remainder will vest and become exercisable on each successive anniversary date thereafter to the extent of 33.33% of these options. All of these options will vest in the event of a Change of Control.
(6) Options to purchase shares will vest and become exercisable as to 33.34% of these options on January 1,
2001 and the remainder will vest and become exercisable on each successive anniversary date thereafter to the extent of 33.33% of these options. All of these options will vest in the event of a Change in Control.
SIGNATURE OF REPORTING PERSON
/s/ Ellen S. Rudin
DATE
May 10, 2000